News Release
Sustainable Growth

HARVEST ENERGY ANNOUNCES C$250 MILLION CONVERTIBLE DEBENTURE FINANCING

Calgary, Alberta – April 7, 2008 (TSX: HTE.UN; NYSE: HTE)

NOT FOR DISSEMINATION ACROSS US NEWSWIRES.

The Convertible Debentures will be issued by way of a short form prospectus to be filed with the securities regulatory authorities in each of the provinces and territories of Canada. The offering is subject to the receipt of all necessary regulatory and stock exchange approvals and other customary conditions. The Convertible Debentures offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Harvest Energy Trust ("Harvest") is pleased to announce that it has entered into an agreement with a syndicate of underwriters to sell, on a bought deal basis, $250 million principal amount of 7.50% convertible unsecured subordinated debentures ("Debentures"). Harvest has also granted the underwriters an Over-Allotment Option, to purchase up to an additional $37.5 million of Debentures at the same offering price, exercisable in whole or in part for a period of 30 days following closing. If the Over-Allotment Option is fully exercised, the total gross proceeds to Harvest from the sale of Debentures will be approximately $287.5 million. Closing is expected to occur on or about April 25, 2008.

Harvest will use the net proceeds of this financing to repay outstanding bank indebtedness.

The Debentures have a face value of $1,000 per debenture, a coupon of 7.50%, a maturity date of May 31, 2015, and will be convertible into Trust Units at the option of the holder at a conversion price of $27.40 per Trust Unit. The Debentures will pay interest semi-annually on May 31 and November 30 of each year, commencing on November 30, 2008. The Debentures are not redeemable at the option of Harvest on or before May 31, 2011. After May 31, 2011 and prior to maturity, the Debentures may be redeemed at the option of Harvest at a price of $1,050 per Debenture on or after June 1, 2011 and on or before May 31, 2012; at a price of $1,025 per Debenture on or after June 1, 2012 and on or before May 31, 2013; and at a price of $1,000 on or after June 1, 2013 and before maturity plus accrued and unpaid interest, if any.

The syndicate of underwriters is led by CIBC World Markets Inc. and TD Securities Inc. as joint bookrunners, and includes RBC Capital Markets and Scotia Capital Inc. as co-lead managers, and HSBC Securities (Canada) Inc. and National Bank Financial Inc.

Harvest is a significant operator in Canada's energy industry offering Unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to Unitholders through monthly distributions and unit price appreciation. Our upstream oil and gas production is weighted approximately 73% to crude oil and liquids and 27% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:

John Zahary, President & CEO

Robert Fotheringham, Chief Financial Officer

Cindy Gray, Manager, Investor Relations

Corporate Head Office:

Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca